

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 17, 2016

Via E-mail
Mr. John F. Fairbanks
Chief Financial Officer
Aspen Aerogels, Inc.
30 Forbes Road, Building B
Northborough, Massachusetts  01532

> **Re:     Aspen Aerogels, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **File No. 1-36481**

Dear Mr. Fairbanks:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and
Construction